2-28-2005

UF 2-24-05

05035766

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jj. M. Geldzahler

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1347 - 49 Street
(No. and Street)

Brooklyn (City) NY (State) 11219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MALVINE GELDZAHLER 718 851. 7502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seewald and Co.
(Name – *if individual, state last, first, middle name*)

5423 - 15 Avenue (Address) Brooklyn (City) NY (State) 11219 (Zip Code)

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2005
WASH. D.C.
185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KJ
3/2

OATH OR AFFIRMATION

I, MALVINE GELDZAHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L & M Geldzahler, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Malvine Geldzahler
Signature

Compliance Officer Partner
Title

Notary Public

BEVERLEY PANTIN
Notary Public State of New York
No 01PA6046052
Qualified in Kings County
Commission Expires 8/7/2006
8/14/05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J J & M GELDZAHLER

REPORT

DECEMBER 31, 2004

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5423 FIFTEENTH AVENUE
BROOKLYN, N.Y. 11219

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SAUL SEEWALD, CPA
MARVIN SEEWALD, CPA

5423 FIFTEENTH AVENUE, BROOKLYN, N.Y. 11219 (718) 851-0087

January 31, 2005

J.J. & M. Geldzahler
1347 - 49th Street
Brooklyn, N. Y. 11219

Gentlemen:

We have audited the balance sheet of J.J.& M. Geldzahler as of December 31, 2004 and the related statements of operations, stockholder's equity, cash flows, and supplementary information, for the year then ended. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.. We believe that our audit provides a reasonable basis for our opinion.

We have determined that you are exempt from Rule 15C3-3 and conditions of the exemption were being complied with as of the examination date, and that no facts came to our attention to indicate that the exemption has not been complied with during the period.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the organization as of the above date, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

Respectfully submitted

Seewald & Co.

Brooklyn, New York

SEEWALD & COMPANY

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SAUL SEEWALD, CPA
MARVIN SEEWALD, CPA

5423 FIFTEENTH AVENUE, BROOKLYN, N.Y. 11219 (718) 851-0087

January 31, 2005

J J & M Geldzahler
1347 - 49th Street
Bklyn, N.Y. 11219

Gentlemen:

Relative to our audit of your books and records for the calendar year 2004, we examined and assessed your accounting system, internal accounting control, and procedures for safeguarding securities.

Our examination did not reveal any material inadequacies in your accounting system, internal accounting system, internal accounting control, or in your procedures for safeguarding securities.

Brooklyn, New York

Seewald & Co.
SEEWALD & COMPANY

J.J. & M. GELDZAHLER
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Current assets	
Cash in bank	$ 141,403
NASD - Investment	2,400
Fixed assets	
Auto - net	8,314
Total Assets	$ 152,117
LIABILITIES & PARTNERS' EQUITY	
Liabilities	
Accounts Payable	$ 1,200
Partners' Equity	
Capital	150,917
Total Liabilities & Partners' Equity	$ 152,117

J. J. & M. GELDZAHLER
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Revenue from sale of investment company shares	$ 55,888
Interest income	227
Total revenue	$ 56,115
EXPENSES	
Regulatory fees	$ 1,070
Rent	6,480
Telephone	1,378
Utilities	2,469
Insurance	2,383
Professional fees	1,200
Postage and office expense	2,468
Travel	1,825
Selling expense	899
Cleaning	1,320
Depreciation	1,994
Total expenses	$ 23,486
Net income	$ 32,629

J. J. & M. GELDZAHLER
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2004

Operating activities:	
Net income	$ 32 629
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,994
Net cash provided by operating activities	$ 34,623
Financing activities:	
Distribution to partners	$ 18,403
Increase in cash	16,220
Cash balance - January 1, 2004	125,183
Cash balance - December 31, 2004	$ 141,403

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS

J. J. & M. GELDZAHLER
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Ownership equity	$ 150,917
Non-allowable assets	10,714
Net Capital	$ 140,203

J. J. & M. GELDZAHLER
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ 136,691
Net income	32,629
Additions	0
Deductions	(18,403)
Balance, December 31, 2004	$ 150,917

J. J. & M. GELDZAHLER
RECONCILIATION OF AUDITED COMPUTATION OF
NET WORTH
AS AT DECEMBER 31, 2004

There was no material difference between the audited computation of net capital, in the amount of $ 150,917.00, and the broker-dealers' corresponding unaudited balance of ownership equity as reflected on line 1 Part IIA of the Focus Report form X-17A-5.

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS